300 North LaSalle Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 14, 2011

VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628
Attention:	Justin Dobbie
J. Nolan McWilliams

Re:	YRC Worldwide Inc. Registration Statement on Form S-1 Filed May 17, 2011 Amendment No. 1 to the Registration Statement on Form S-1 Filed June 1, 2011 File No. 333-174277 & -01 to -25

Gentlemen:

On behalf of YRC Worldwide Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments raised in the letter, dated June 9, 2011, from the staff of the Securities and Exchange Commission (the “Commission”) to Jeff P. Bennett, Vice President - Legal, Interim General Counsel and Secretary of the Company, with respect to the Company’s Registration Statement on Form S-1 and Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-174277 & -01 to -25) (the “Registration Statement”). The Company will file with the Commission, pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 2 to the Registration Statement (the “Amendment”) once the staff of the Commission confirms that all of its comments to the Registration Statement have been addressed by the Company. The responses below correspond to the captions and numbers of the staff’s comments, which are reproduced in their entirety below. Capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in the Registration Statement.

The Company’s responses are as follows:

Hong Kong      London      Los Angeles      Munich      New York      Palo Alto      San Francisco      Shanghai      Washington, D.C.

Securities and Exchange Commission

June 14, 2011

Exhibit 5.2

1.	Please have counsel remove from opinion 4 the language “in the exercise of customary professional diligence would reasonably recognize as being applicable to Guarantor and the transactions contemplated by the Indentures. . . .” We view this language as an unacceptable practice qualification. Please have counsel revise Exhibits 5.4, 5.6, 5.7, and 5.8 accordingly.

Response: The Company has attached (i) a revised Item 5.2 opinion of Kobayashi, Sugita & Goda with respect to IMUA Handling Corporation as Exhibit A hereto (the “Item 5.2 Opinion”), (ii) a revised Item 5.4 opinion of Stoel Rives, LLP with respect to USF Reddaway Inc. as Exhibit B hereto (the “Item 5.4 Opinion”), (iii) a revised Item 5.6 opinion of Husch Blackwell LLP with respect to USF Dugan Inc. as Exhibit C hereto (the “Item 5.6 Opinion”), (iv) a revised Item 5.7 opinion of Snell & Wilmer L.L.P. with respect to USF Bestway Inc. as Exhibit D hereto (the “Item 5.7 Opinion”) and (v) a revised Item 5.8 opinion of Baker Hostetler LLP with respect to Roadway Reverse Logistics, Inc. as Exhibit E hereto (the “Item 5.8 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of each of the Item 5.2 Opinion, the Item 5.4 Opinion, the Item 5.6 Opinion, the Item 5.7 Opinion and the Item 5.8 Opinion marked to show changes from the version originally filed with the Commission on June 1, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, each of the revised Item 5.2 Opinion, Item 5.4 Opinion, Item 5.6 Opinion, Item 5.7 Opinion and Item 5.8 Opinion have been annotated to indicate the specific changes made in response to the staff’s comments.

Exhibit 5.3

2.	It is inappropriate for counsel to assume that there are no agreements or understandings among persons who include its client. Please have counsel revise paragraph (v) under “Assumptions” accordingly.

Response: The Company has attached a revised Item 5.3 opinion of Clark Hill PLC with respect to USF Holland Inc. as Exhibit F hereto (the “Item 5.3 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 5.3 Opinion marked to show changes from the version originally filed with the Commission on June 1, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 5.3 Opinion has been annotated to indicate the specific changes made in response to the staff’s comments.

3.	Please have counsel remove paragraph 5 under “Limitations and Qualifications.” We view this language as an unacceptable practice qualification.

Securities and Exchange Commission

June 14, 2011

Response: The Item 5.3 Opinion has been revised in response to the staff’s comment.

Exhibit 5.6

4.	Please have counsel remove the language “solely” from the first sentence of the last paragraph on page 4. Please also remove the limitation on reliance in the following sentence. Investors are entitled to rely on the legality opinion.

Response: The Item 5.6 Opinion has been revised in response to the staff’s comment.

Exhibit 8.1

5.	Refer to the last paragraph. The language “the statements set forth in the Prospectus . . . are accurate in all material respects” (emphasis added) is not appropriate in a short-form tax opinion. Please have counsel revise to clearly state that the discussion in the material tax consequences section is counsel’s opinion.

Response: The Company has attached a revised Item 8.1 opinion of Kirkland & Ellis LLP regarding certain tax matters as Exhibit G hereto (the “Item 8.1 Opinion”) in response to the staff’s comment. In addition, the Company has included a blacklined copy of the Item 8.1 Opinion marked to show changes from the version originally filed with the Commission on June 1, 2011 in the materials being hand delivered to the staff. For the staff’s convenience, the revised Item 8.1 Opinion has been annotated to indicate the specific changes made in response to the staff’s comments.

*    *    *    *    *

Securities and Exchange Commission

June 14, 2011

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments. Please do not hesitate to contact me at the number above with any further questions or comments regarding this filing.

Sincerely, /s/ Dennis M. Myers, P.C. Dennis M. Myers, P.C.

Exhibit A

Revised Item 5.2 Opinion of Kobayashi, Sugita & Goda with respect to IMUA Handling Corporation

999 Bishop Street, Suite 2600 Honolulu, Hawaii 96813-4430		Bert T. Kobayashi, Jr.* Kenneth Y. Sugita* Alan M. Goda* Lex R. Smith*	Joseph A. Stewart* Charles W. Gall* Jesse W. Schiel*
Telephone:	808-539-8700	Wendell H. Fuji*	Michael F. Albanese
Facsimile:	808-539-8799	Robert K. Ichikawa*	Doris Dvonch
E-Mail:	dbt@ksglaw.com	Clifford K. Higa* John F. Lezak*	Neal T. Gota Nicholas R. Monlux
		Larry L. Myers*	Jonathan S. Moore
		Craig K. Shikuma*	Sarah S.P. Moriarty
		Christopher T. Kobayashi*	Shohei Nishimoto
		Burt T. Lau*	Chistopher A. Santos
		David B. Tongg*	Anthony Suetsugu
		Bruce A. Nakamura*	Thao T. Tran
		Kenneth M. Nakasone*	Maria Y.Y. Wang
Gregory M. Sato*

*A Law Corporation

[            , 2011]

Imua Handling Corporation

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to Imua Handling Corporation, a Hawaii corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-174277) originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect to interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, and the Additional Notes together with the Initial Notes, the “Notes”), 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), 5,978,390,212 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”) issuable in respect of the Notes and the Series B Preferred Stock, and the guarantees of the Guarantors with respect to the Notes (collectively, the “Guarantees” and together with the

Imua Handling Corporation

[            , 2011]

Notes, the Series B Preferred Stock and the Common Shares, the “Securities”), as described in the Registration Statement.

The issuance of the Initial Notes, the Guarantees in respect of the Initial Notes (collectively, the “Initial Guarantees”) and the Series B Preferred Stock (collectively, the “Initial Securities”) is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Series B Preferred Stock will be issued pursuant to a certificate of designations (the “Certificate of Designations” and together with the Indentures, the “Transaction Documents”) filed with the Secretary of State of Delaware on or before the Closing Date.

In connection with the registration of the Securities, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (i) the organizational documents of the Guarantor, (ii) minutes and records of the corporate proceedings of the Guarantor, (iii) the Registration Statement and the exhibits thereto, (iv) the Transaction Documents and (v) the Notes and the Guarantee of the Guarantor in respect to the Notes (the “Guarantee”).

Further, we have reviewed and examined the Certificate of Good Standing for the Guarantor dated [            , 2011], issued and certified by the Director of Commerce and Consumer Affairs of the State of Hawaii on such date (the “Certificate of Good Standing”), and have made such legal and factual examinations and have made such inquiries and examined such other documents as deemed necessary or appropriate for the purposes of this opinion.

In addition, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, certificates of public officials and other documents and instruments as we have deemed necessary or advisable for purposes of this opinion.

For purposes of this opinion, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of

Imua Handling Corporation

[            , 2011]

such persons signing on behalf of the parties thereto other than the Guarantor and the due authorization, execution and delivery of all documents by the parties thereto other than the Guarantor. As to any facts material to the opinions expressed herein which we have not independently established or verified, we have relied upon statements and representations of officers and other representatives of the Company, the Guarantor and others.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement;

(iv) the Notes and the Guarantees will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the Transaction Documents; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated, validly existing and, based solely on the Certificate of Good Standing, in good standing under the laws of the State of Hawaii.

2.	The Guarantor has the corporate power to enter into and perform its obligations under the Indentures and the Guarantee.

3.	The execution and delivery of the Indentures and the Guarantee by the Guarantor and the performance by the Guarantor of its obligations thereunder have been duly authorized by all necessary corporate action.

4.

The execution and delivery of the Indentures and the Guarantee by the Guarantor and the performance by the Guarantor of its obligations thereunder (including with respect to the Guarantee) do not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or

Imua Handling Corporation

[            , 2011]

result in the creation of a lien or encumbrance under or violation of (i) the Articles of Incorporation or Bylaws of the Guarantor, or (ii) any law, rule or regulation of governmental authorities (other than those of counties, towns, municipalities and special political subdivisions) of the State of Hawaii (such laws, rules and regulations are referred to in the opinion as the “Applicable Laws”).

5.	No consent, waiver, approval, authorization or order of any court or governmental authority of the State of Hawaii is required pursuant to any Applicable Law in connection with the Guarantor’s issuance of the Guarantee.

Our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Hawaii and the State of Hawaii case law decided thereunder; and (v) the “Blue Sky” laws and regulations of the State of Hawaii.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. The Securities may be sold from time to time by the holders thereof as contemplated by the Regulation Statement, and this opinion is limited to the laws, including the rules and regulations, of the State of Hawaii as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Hawaii be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressee hereof.

Imua Handling Corporation

[            , 2011]

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Hawaii. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

DAVID B. TONGG for
KOBAYASHI, SUGITA & GODA

Exhibit B

Revised Item 5.4 Opinion of Stoel Rives, LLP with respect to USF Reddaway Inc.

[Letterhead of Stoel Rives LLP]

            , 2011

USF Reddaway Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Re:	Registration Statement on Form S-1 (File No. 333-174277)

Ladies and Gentlemen:

We are issuing this opinion letter in our capacity as special counsel to USF Reddaway Inc., an Oregon corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (File No. 333-174277) (as amended or supplemented, the “Registration Statement”).

You have advised us as follows:

(a) That the Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and certain other guarantors named therein (collectively, the “Guarantors”).

(b) The Registration Statement relates to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), 5,978,390,212 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”) issuable in respect of the Notes and the Series B Preferred Stock, and the guarantees of the Guarantors with respect to the Notes (collectively, the “Guarantees” and together with the Notes, the Series B Preferred Stock and the Common Shares, the “Securities”), as described in the Registration Statement.

USF Reddaway Inc.

            , 2011

(c) The issuance of the Initial Notes, the Guarantees in respect of the Initial Notes and the Series B Preferred Stock is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Series B Preferred Stock will be issued pursuant to a certificate of designations filed with the Secretary of State of Delaware on or before the Closing Date.

In connection with the registration of the Guarantees, we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate records and other instruments as we have deemed necessary for the purposes of this opinion, including: (a) the organizational documents of the Guarantor, (b) minutes and records of the corporate proceedings of the Guarantor, (c) the form of the Indentures, (d) the form of the Notes, and (e) the form of the Guarantee to be issued by the Guarantor (in the case of clause (c), (d) and (e), as such forms have been filed as exhibits to the Registration Statement as of the date of this opinion letter).

For purposes of this opinion, in addition to the foregoing, which we have assumed is correct, we have assumed the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as copies and the authenticity of the originals of all documents submitted to us as copies. We have also assumed the legal capacity of all natural persons, the genuineness of the signatures of persons signing all documents in connection with which this opinion is rendered, the authority of such persons signing on behalf of the parties thereto (other than the Guarantor) and the due authorization, execution and delivery of all documents by the parties thereto (other than the Guarantor). We have not independently investigated, established or verified any facts relevant to the opinion expressed herein, but have relied upon statements and representations of the officers and other representatives of the Company and the Guarantor.

We have also assumed that:

(i) the Registration Statement will be effective at the time the Securities are offered as contemplated by the Registration Statement;

(ii) any applicable prospectus supplement will have been prepared and filed with the Commission describing the Securities offered thereby to the extent necessary;

USF Reddaway Inc.

            , 2011

(iii) all Securities will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement and in compliance with applicable federal and state securities laws;

(iv) the Notes and the Guarantees will be issued and sold in accordance with, and in the form and containing the terms as set forth in, the forms of the Indentures, and in compliance with applicable federal and state securities laws; and

(v) the Company will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Securities to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

We do not represent the Guarantor on a general or regular basis and, accordingly, have no detailed information concerning its business or operations. Therefore, except as otherwise expressly provided herein, nothing contained herein should be construed as an opinion regarding the Guarantor or its operations satisfying or otherwise complying with any local laws or ordinances or laws or ordinances of general application pertaining to the particular business and operations of the Guarantor.

Based upon and subject to the foregoing qualifications, assumptions and limitations and the further limitations set forth below, we are of the opinion that:

1.	The Guarantor is a corporation duly incorporated and, based solely on a Certificate dated , 2011, from the Corporation Division of the Office of the Secretary of State of the State of Oregon, validly existing under the laws of the State of Oregon.

2.	The Guarantor (a) has duly authorized the Indentures and the Guarantees to be issued by it, (b) has duly authorized the Guarantor’s performance of its obligations under the Indenture and such Guarantee by all requisite corporate action, and (c) has the corporate power and authority to enter into and perform its obligations under the Indenture and such Guarantee.

3.	The execution and delivery of the Indentures and the Guarantees to be issued by the Guarantor by [the President, any Vice President, the Treasurer, the Secretary or any Assistance Secretary] of the Guarantor have been duly authorized by all requisite corporate action.

4.

The execution and delivery by the Guarantor of the Indentures and the Guarantees to be issued by it and the performance by the Guarantor of its obligations thereunder (including with respect to the Guarantee to be issued by the Guarantor) will not conflict with or constitute or result in a breach or default under (or an event which with notice or the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of (i) the articles of incorporation or bylaws of the Guarantor or (ii) any law, rule or regulation of the State of Oregon applicable to

USF Reddaway Inc.

            , 2011

Guarantor and the transactions contemplated by the Indenture (such laws, rule and regulations are referred to in this opinion as “Applicable Laws”).

5.	No consent, waiver, approval, authorization or order of any State of Oregon court or governmental authority of the State of Oregon is required under Applicable Law in connection with the execution and delivery of the Guarantee to be issued by the Guarantor.

We express no opinion with respect to the Series B Preferred Shares or the Common Shares. Furthermore, our opinion expressed above is subject to the qualifications that we express no opinion as to the applicability of, compliance with, or effect of: (i) any bankruptcy, insolvency, reorganization, fraudulent transfer, fraudulent conveyance, moratorium or other similar law affecting the enforcement of creditors’ rights generally; (ii) general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); (iii) public policy considerations which may limit the rights of parties to obtain certain remedies; (iv) any laws except the laws of the State of Oregon and the Oregon case law decided thereunder; and (v) the “Blue Sky” laws and regulations of State of Oregon.

This opinion is limited to the specific issues addressed herein, and no opinion may be inferred or implied beyond that expressly stated herein. This opinion is limited to the laws, including the rules and regulations, as in effect on the date on which the Registration Statement is declared effective by the Commission under the Securities Act, which laws are subject to change with possible retroactive effect. We assume no obligation to revise or supplement this opinion should the present laws of the State of Oregon be changed by legislative action, judicial decision or otherwise.

This opinion is furnished to you in connection with the filing of the Registration Statement and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Company, dated the date hereof and filed with the Registration Statement, to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the commission as an exhibit to the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

STOEL RIVES, LLP

Exhibit C

Revised Item 5.6 Opinion of Husch Blackwell LLP with respect to USF Dugan Inc.

June     , 2011

USF Dugan Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Ladies and Gentlemen:

We have been retained as special Kansas counsel for USF Dugan Inc., a Kansas corporation (the “Guarantor”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-174277) originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), and certain of its subsidiaries, including the Guarantor. The Registration Statement relates, among other things, to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes,” and the Additional Notes together with the Initial Notes, the “Notes”), and the guarantees of the Series A Notes, which guarantees are contained in Article XII of the Series A Indenture (defined below) and guarantees of the Series B Notes, which guarantees are contained in Article XII of the Series B Indenture (defined below) by certain of the Company’s subsidiaries, including the Guarantor (collectively, the “Guarantees”).

The issuance of the Initial Notes and the Guarantees in respect of the Initial Notes is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and the Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the guarantors named therein and U.S. Bank National Association, as

Husch Blackwell LLP

June     , 2011

trustee (the “Trustee”), and the Series B Notes and the Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the guarantors named therein and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”).

In connection with the filing of the Registration Statement, we have reviewed copies of the Series A Indenture and the Series B Indenture. We have also examined the Articles of Incorporation of the Guarantor certified by the Secretary of State of the State of Kansas as of May 9, 2011 (the “Articles of Incorporation”), the Amended and Restated Bylaws of the Guarantor adopted as of June 9, 2005 and certified by the President and Secretary of the Company to be currently in effect (the “Bylaws”), and a Certificate of Good Standing for the Guarantor dated May 9, 2011 issued and certified by the Secretary of State of the State of Kansas (collectively, the “Public Documents”).

In rendering the opinions set forth below, we have made, with your permission, and without independent investigation on our part, the following assumptions:

a We have assumed that all certifications of public officials and officers and directors of the Guarantor concerning factual matters are accurate and complete.

b. We have assumed (i) the genuineness of all signatures, (ii) that all documents submitted to us as certified, conformed, photostatic or telefacsimilied copies conform to the original documents, and (iii) that all such original documents and all documents submitted to us as originals are authentic. We have also assumed the legal capacity of all natural persons.

c. We have, to the extent we have deemed appropriate and with your permission, assumed that the statements, recitals, representations and warranties as to matters of fact set forth in the Indentures were accurate and complete at the time made.

d. We have assumed that the Registration Statement will be effective at the time the Notes and the Guarantees with respect to the Notes are offered as contemplated by the Registration Statement.

e. We have assumed that any applicable prospectus supplement will have been prepared and filed with the Commission describing the Notes and the Guarantees of the Notes offered thereby to the extent necessary.

f. We have assumed that all Notes and the Guarantees of the Notes will be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

Husch Blackwell LLP

June     , 2011

g. We have assumed that all Notes and the Guarantees of the Notes will be issued in accordance with, and in the form and containing the terms set forth in, the Indentures.

h. We have assumed that the Company and the Guarantor will have obtained any legally required consents, approvals, authorizations and other orders of the Commission and any other federal regulatory agencies necessary for the Notes and the Guarantees of the Notes to be offered and sold in the manner stated in the Registration Statement or any applicable prospectus supplement.

i. We have assumed that all Closing Conditions will be satisfied and that all factual representations will remain true as of the date the Indentures are executed.

j. We have assumed that the executed Indentures will conform in all respects material to our opinion to the copies of the Indentures we reviewed.

With respect to our opinion that the Indentures will be duly executed and delivered by the Guarantor, we note that we will not be present at the execution and delivery of the original documents and that we have based our opinion on certificates, statements or other representations of officers of the Guarantor.

As to facts material to this opinion, we have, with your permission, relied upon certificates and oral and written statements of officers of the Guarantor. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any fact. We are not generally familiar with the business or operations of the Guarantor and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Guarantor or the rendering of the opinions set forth below.

Based on the foregoing and in reliance thereon and on the assumptions and subject to the qualifications and limitations set forth in this opinion, we are of the opinion that:

1.	The Guarantor is a corporation incorporated, validly existing and in good standing under the laws of the State of Kansas. This opinion is based solely on our review of the Public Documents

2.	The Guarantor will have the corporate power to enter into and perform its obligations under the Indentures and the Guarantees.

3.	The Indentures and the Guarantees will be duly authorized, executed and delivered by Guarantor, and the Guarantor’s performance of its obligations thereunder will be duly authorized by all necessary corporate action.

Husch Blackwell LLP

June     , 2011

4.	The execution and delivery of the Indentures and the Guarantees by Guarantor and the performance by Guarantor of its obligations thereunder will not conflict with or constitute or result in a breach or default under or result in the creation of a lien or encumbrance under or violation of any of (i) the Articles of Incorporation or Bylaws or (ii) any law of the State of Kansas or any rule or regulation thereunder.

5.	No consent, waiver, approval, authorization or order of any court of governmental authority of the State of Kansas is required in connection with Guarantor’s execution of the Indentures and the Guarantees.

Our opinions are based on the assumptions (upon which we have relied with your consent) and subject to the qualifications and limitations set forth in this letter, including the following:

A. We express no opinion as to the effect of local law which shall include charters, ordinances, administrative opinions and rules and regulations of cities, counties, towns, municipalities and special political subdivisions (whether created or enabled through legislative action at the federal, state or regional level). We express no opinion do not include any opinion with respect to pension and employee benefit laws and regulations, antitrust and unfair competition laws and regulations, fraudulent conveyance laws and regulations, tax laws and regulations, health and safety laws and regulations, labor laws and regulations, securities laws and regulations, or environmental laws, regulations and codes.

B. We are expressing no opinion with respect to any document other than the Indentures and are expressing no opinion as to the validity or enforceability of any document. We are expressing no opinion with respect to the Company or any other guarantor under the Indentures, except for the Guarantor.

C. We express no opinion with respect to the accuracy, completeness or sufficiency of any information contained in any filings with the Commission or any state securities regulatory agency, including the Registration Statement.

D. This opinion is limited to the matters specifically stated in this letter, and no further opinion is to be implied or may be inferred beyond the opinions specifically stated herein. This opinion is based solely on the state of the law as of the date of this opinion and factual matters in existence as of such date, and we specifically disclaim any obligation to monitor or update any of the matters stated in this opinion or to advise the persons entitled to rely on this opinion of any change in law or fact after the date of this opinion which might affect any of the opinions stated herein. We are qualified to practice law in the State of Kansas, and we do not purport to be experts on, or to express any opinion herein concerning, any matter governed by he laws of any jurisdiction other the laws of the State of Kansas.

Husch Blackwell LLP

June     , 2011

This opinion is furnished to you for your benefit in connection with the filing of the Registration Statement. Kirkland & Ellis LLP may rely upon this opinion in connection with its opinion addressed to the Guarantor, dated the date hereof and filed with the Registration Statement to the same extent as if it were an addressee hereof.

We also hereby consent to the filing of this opinion with the Commission as Exhibit 5.6 to the Registration Statement pursuant to Item 16 of Form S-1 and Item 601(b)(5) of Regulation S-K promulgated under the Securities Act. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement solely with respect to the laws of the State of Kansas as they apply to the Guarantor. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. No expansion of our opinions may be made by implication or otherwise. We express no opinion other than the opinions set forth herein.

Very truly yours,

Husch Blackwell LLP

Exhibit D

Revised Item 5.7 Opinion of Snell & Wilmer L.L.P. with respect to USF Bestway Inc.

[Letterhead of Snell & Wilmer L.L.P]

[—], 2011

USF Bestway Inc.

10990 Roe Avenue

Overland Park, KS 66211

Re:	Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as special counsel to USF Bestway Inc., an Arizona corporation (the “Guarantor”), a subsidiary of YRC Worldwide Inc., a Delaware corporation (the “Company”), in connection with the Company’s filing with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with respect to (i) the guarantees of the Guarantors (collectively, the “Initial Guarantees”) of the obligations of the Company in respect of (a) $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and (b) $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”), and (ii) the guarantees of the Guarantors (collectively, the “Additional Guarantees” and, together with the Initial Guarantees, the “Guarantees”) of the obligations of the Company in respect of (a) $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), and (b) $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, and the Additional Notes together with the Initial Notes, the “Notes”).

In our capacity as such counsel, we have reviewed and are familiar with the Registration Statement and exhibits thereto, including the prospectus comprising a part thereof. For the purpose of rendering this opinion, we have made such factual and legal examinations as we deemed necessary under the circumstances, and in that connection we have examined, among other things, originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials, certificates of officers or other representatives of the Guarantor, and other instruments and have made such inquiries as we have deemed appropriate for the purpose of rendering this opinion.

In our examination, we have assumed without independent verification (i) the legal capacity and competency of all natural persons, (ii) the genuineness of all signatures, (iii) the authenticity of all documents submitted to us as originals, (iv) the conformity to original documents of all documents submitted to us as conformed or photostatic copies and the authenticity of the originals of such latter documents and (v) the power and authority of all persons other than the Guarantor signing such documents to execute, deliver and perform under such documents, and the valid authorization, execution and delivery of such documents by such

USF Bestway Inc.

[—], 2011

other persons. As to any facts material to the opinions expressed herein which were not independently established or verified, we have relied upon oral or written statements and representations of officers or other representatives of the Guarantor and others.

On the basis of, and in reliance on, the foregoing examination and subject to the assumptions, exceptions, qualifications and limitations contained herein and subject to completion of the corporate or other entity action proposed to be taken by the Guarantor, including without limitation (i) the due authorization, execution and delivery of the Indentures, dated as of [—], 2011, between the Company, certain of the Company’s subsidiaries from time to time party hereto, as guarantors, and Wilmington Trust company, as trustee, or supplemental indentures or authorizing resolutions pursuant to which the Notes and the Guarantee will be issued (the “Indentures”) and (ii) the due establishment of the specific terms of the Notes and Guarantee to be issued under the Indentures in accordance with the terms thereof, each in materially the form filed or to be filed as an exhibit to the Registration Statement, by amendment, by incorporation by reference or by Current Reports on Form 8-K), we are of the opinion that:

1. The Guarantor is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Arizona.

2. The Guarantor has the corporate power to enter into and perform its obligations under the Guarantees.

3. The Guarantees have been duly authorized, executed and delivered by Guarantor, and the Guarantor’s performance of its obligations thereunder has been duly authorized by all necessary corporate action.

4. The execution and delivery of the Guarantees by the Guarantor do not conflict with any law, rule or regulation of governmental authorities (other than those of counties, towns, municipalities and special political subdivisions) of the State of Arizona applicable to the Guarantor (such laws, rule and regulations are referred to in this opinion as “Applicable Laws”).

5. No consent, waiver, approval, authorization or order of any court of governmental authority of the State of Arizona is required pursuant to any Applicable Law in connection with Guarantor’s issuance of the Guarantees.

The opinions set forth herein are subject to the following further assumptions, qualifications, limitations and exceptions:

A. The opinions in paragraph 1 above are based solely on our review of the Certificate of Good Standing, dated [—], 2011 issued by the Arizona Corporation Commission,

USF Bestway Inc.

[—], 2011

copies of which has been made available to you, and our opinions with respect to such matters are rendered as of the date of such certificate and limited accordingly.

B. We have assumed that, at or prior to the time of the delivery of any Note: (i) the Board of Directors of the Guarantor shall have duly established the terms of each Guarantee; (ii) the terms of the Notes shall not violate any applicable law, any debt securities of the Guarantor or result in a default or breach of any agreement binding upon the Guarantor, and comply with any requirement or restriction imposed by any court or other governmental body having jurisdiction over the Guarantor; (iii) all Notes shall be issued and sold in compliance with applicable federal and state securities laws and solely in the manner stated in the Registration Statement and the appropriate offering documents and there shall not have occurred any change in law affecting the validity or enforceability of such Notes; (iv) with respect to Guarantee, if applicable, the Trustee shall have been qualified under the Trust Indenture Act of 1939, as amended (the “TIA”), and a Form T-1 shall have been properly filed as an exhibit to the Registration Statement (to the extent not heretofore filed) and, the provisions of any such collateral arrangements in connection with the Guarantee comply with the TIA; (v) value shall have been given to the Guarantor pursuant to the Indenture and Guarantees; and (vi) in the case of the Indentures, there shall be no terms or provisions contained therein which would affect the opinions rendered herein.

C. This opinion is limited to the current laws of the State of Arizona and the current judicial interpretations thereof and to the facts as they exist on the date hereof. We assume no obligation to revise or supplement our opinions should the present laws, or the interpretation thereof, be changed in respect of any circumstances or events that occur subsequent to the date hereof.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.7 to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

This opinion is furnished to you in connection with the filing of the Registration Statement and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressed hereof.

Very truly yours,

Exhibit E

Revised Item 5.8 Opinion of Baker Hostetler LLP with respect to Roadway Reverse Logistics, Inc.

[            , 2011]

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Ladies and Gentlemen:

We have acted as special Ohio counsel to Roadway Reverse Logistics, Inc., an Ohio corporation (“RRL”), in connection with its guarantee of the following notes to be issued by YRC Worldwide Inc., a Delaware corporation (“YRC Worldwide”): (i) $140,000,000 aggregate principal amount of 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”); (ii) $61,918,911 aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”); (iii) $100,000,000 aggregate principal amount of 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes”) and (iv) $44,227,794 aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and, together with the Series A Notes, the Additional Series A Notes and the Series B Notes, the “Notes.”). The Series A Notes and the Additional Series A Notes are being issued by YRC Worldwide pursuant to the Indenture dated as of             , 2011 (the “Series A Indenture”) among YRC Worldwide, as issuer, [certain of] YRC Worldwide’s domestic subsidiaries, including RRL, as guarantors (the “Guarantors”), and US Bank National Association, as trustee (the “Trustee”). The Series B Notes and the Additional Series B Notes are being issued by YRC Worldwide pursuant to the Indenture dated as of             , 2011 (the “Series B Indenture”) among YRC Worldwide, as issuer, the Guarantors, and the Trustee. This opinion letter is being furnished at the request of RRL.

In rendering this opinion, we have examined only the following: (a) facsimile or other electronic copies of the documents identified on Exhibit A-1 attached hereto, (b) copies, certified or otherwise identified to our satisfaction, of the documents identified on Exhibit A-2 attached hereto, and (c) such matters of law as we deemed necessary for purposes of this opinion. Except as referred to on Exhibit A-2, we have neither examined nor requested an examination of the indices or records of any governmental or other agency, authority, instrumentality or entity for purposes of this opinion.

            , 2011

In rendering this opinion, we have assumed, with your consent, without independent verification or investigation:

(A) The legal capacity of natural persons, the absence of fraud, misrepresentation, duress and mistake, the genuineness of all signatures on documents submitted to us, the conformity to originals of all documents submitted to us as copies, and the authenticity of all documents;

(B) That RRL is an indirect wholly-owned subsidiary of YRC Worldwide; and

(C) That the RRL Documents (as defined on Exhibit A-1), as executed and delivered, will conform, in all respects relevant to the opinions set forth in this letter, to the drafts thereof which we examined.

The opinions expressed in this letter are based solely on the law of the State of Ohio. We express no opinion as to the law of any other state or jurisdiction.

Based upon the foregoing and subject to the qualifications, assumptions and limitations contained in this opinion letter, we are of the opinion that:

1. RRL is a corporation validly existing and, based solely on the Good Standing Certificate (as defined on Exhibit A-2), in good standing under the law of the State of Ohio.

2. RRL has all requisite corporate power and authority to execute and deliver the RRL Documents and to perform its obligations thereunder. The execution and delivery by RRL of the RRL Documents and the performance of its obligations thereunder have been duly and validly authorized by all necessary corporate action on its part. The [title of officer] of RRL is authorized to execute and deliver the RRL Documents on behalf of RRL.

3. The execution and delivery of the RRL Documents by RRL and the performance by RRL of its obligations thereunder (a) do not violate any provision of the Charter Documents (as defined on Exhibit A-2) of RRL; and (b) do not contravene any existing law, rule or regulation of general applicability of the State of Ohio (“Applicable Laws”); provided, however, we express no opinion regarding compliance with applicable securities laws, rules or regulations of the State of Ohio.

4. Except as may be required by applicable securities laws, rules or regulations of the State of Ohio, as to which we express no opinion, no consent, waiver, approval, authorization or order of any governmental authority of the State of Ohio is required pursuant to Applicable Laws in connection with RRL’s execution and delivery of the RRL Documents.

We express no opinion as to the legality, validity, binding effect or enforceability of the RRL Documents or of any documents referred to therein or contemplated thereby.

            , 2011

The opinions expressed in this letter are made only as of the date hereof and cannot be relied upon with respect to events which occur subsequent to the issuance of this letter. We assume no obligation to advise you of any changes in the foregoing subsequent to the delivery of this letter. The opinions in this letter are limited to the matters set forth in this letter, and no other opinion should be inferred beyond the matters expressly stated.

This opinion is furnished to YRC Worldwide in connection with its filing with the United States Securities and Exchange Commission (the “Commission”) of a Registration Statement on Form S-1 (the “Registration Statement”), and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP may rely upon this opinion with respect to the transactions contemplated by the Series A Indenture and the Series B Indenture to the same extent as if it were an addressee hereof.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State of Ohio. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission.

Very truly yours,

EXHIBIT A-1

1.	An unexecuted draft, which we are advised is in substantially final form, of the Series A Indenture.

2.	An unexecuted draft, which we are advised is in substantially final form, of the Series B Indenture.

2.	An unexecuted draft, which we are advised is in substantially final form, of the guarantee notation to be endorsed on the Notes (the “Guarantee” and, together with the Series A Indenture and the Series B Indenture, the “RRL Documents”)

EXHIBIT A-2

1.	Articles of Incorporation, as amended, of RRL, as certified by the Secretary of State of the State of Ohio on , 2011.

2.	Code of Regulations of RRL, as certified by the Assistant Secretary of RRL.

3.	A certificate of the Secretary of State of the State of Ohio dated , 2011 evidencing that on that date RRL was in good standing under the law of the State of Ohio (the “Good Standing Certificate”).

4.	Certain resolutions of the Board of Directors of RRL, as certified by the Assistant Secretary of RRL.

The documents referred to in items 1 and 2 are referred to collectively as the “Charter Documents.”

Exhibit F

Revised Item 5.3 Opinion of Clark Hill PLC with respect to USF Holland Inc.

Clark Hill PLC
151 S. Old Woodward
Suite 200
Birmingham, MI 48009
T 248.642.9692
F 248.642.2174

clarkhill.com

                    , 2011

USF Holland Inc.

c/o YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

RE:	Registration Statement of Form S-1

Ladies and Gentlemen:

We have acted as Michigan counsel to USF Holland Inc., a Michigan corporation (the “Guarantor”), regarding certain matters in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by YRC Worldwide Inc., a Delaware corporation (the “Company”), the Guarantor and the other guarantors named therein (collectively, the “Guarantors”). The Registration Statement relates to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), 5,978,390,212 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”) issuable in respect of the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes and the Series B Preferred Stock, and the guarantees of the Guarantors with respect to the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes (collectively, the “Guarantees” and together with the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes, the Series B Preferred Stock and the Common Shares, the “Securities”), as described in the Registration Statement.

USF Holland Inc.

                    , 2011

The issuance of the Initial Notes, the Guarantees in respect of the Initial Notes (collectively, the “Initial Guarantees”) and the Series B Preferred Stock (collectively, the “Initial Securities”) is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Series B Preferred Stock will be issued pursuant to a certificate of designations filed with the Secretary of State of Delaware on or before the Closing Date.

Materials Examined

Except as described in this letter, we are not generally familiar with the Guarantor’s business, records, transactions, or activities. Our knowledge of its business, records, transactions, and activities is limited to the information that is set forth below and on Exhibit A and that otherwise has been brought to our attention by certificates executed and delivered to us by officers of the Guarantor in connection with this Opinion Letter. In connection with this Opinion Letter, we have examined unexecuted copies of the following documents (the “Relevant Documents”):

I.	The Series A Indenture;

II.	The Series B Indenture; and

III.	The Guarantees.

We have also examined copies, certified or otherwise identified to our satisfaction of (a) the Articles of Incorporation and Bylaws for the Guarantor listed in Exhibit A, attached hereto and made a part hereof (collectively, the “Organization Documents”); (b) the Resolutions of the Board of Directors of the Guarantor listed in Exhibit A (the “Authority Documents”); (c) the Officer’s Certificate listed in Exhibit A (the “Officer’s Certificate”); and (d) such certificates of public officials, organizational documents and records as we have deemed necessary for the purpose of rendering the opinions expressed herein. As to questions of fact material to those opinions, we have, to the extent we deemed appropriate, relied upon and assumed the accuracy of such records, documents, certificates, and instruments. We have made such examination of the laws of the State of Michigan (the “State”) as we deemed relevant for purposes of this Opinion Letter, but we have not made a review of, and express no opinion concerning, the laws of any jurisdiction other than the State.

USF Holland Inc.

                    , 2011

The Relevant Documents, the Authority Documents and the Organization Documents are collectively referred to herein as the “Transaction Documents.”

Scope of Opinion

Our representation of the Guarantor is limited to the transactions contemplated by the Relevant Documents and is limited to the review of the matters described herein and does not involve an overall knowledge of, or familiarity with the affairs, operations, obligations, or property of the Guarantor. We have made no search of the public records to determine the existence of any legal proceedings involving the Company or any of the Guarantors.

Assumptions

In rendering our opinions expressed below, we have assumed, without independent investigation or verification of any kind, certain facts and matters of law that are necessary to enable us to render this Opinion Letter. Those assumptions, upon which we have relied with your permission, are as follows:

(i) The genuineness of all signatures, the legal capacity and competency of natural persons executing the Transaction Documents, whether on behalf of themselves or other persons or entities, the authenticity of all documents submitted to us as originals, the conformity with authentic original documents of all documents submitted to us as certified, conformed, photostatic or otherwise reproduced copies, and the authenticity of the originals of such copies.

(ii) The respective factual representations, factual statements and factual warranties in the Transaction Documents are accurate, complete and truthful, provided that we have no knowledge to the contrary.

(iii) Each of the Relevant Documents, in the form submitted to us for review, has been appropriately completed, with all appropriate schedules and exhibits attached, and all blanks appropriately filled in.

(iv) The Relevant Documents that have been or will be executed and delivered in consummation of the Transaction are or will be identical in all material and relevant respects with the copies of the Relevant Documents we have examined and on which this Opinion Letter is based.

(v) All terms and conditions of, or relating to, the transaction described in the Relevant Documents (the “Transaction”) are correctly and completely contained in the Relevant Documents, and the execution and delivery of the Relevant Documents by all parties thereto will be free of intentional or unintentional mistake, fraud, undue influence, duress or criminal activity.

USF Holland Inc.

                    , 2011

(vi) All official public records (including their proper indexing and filing) furnished to or obtained by us, electronically or otherwise, were accurate, complete and authentic when delivered or issued and remain accurate, complete and authentic as of the date of this Opinion Letter.

(vii) The officers who signed the Officer’s Certificate of the Guarantor are duly elected and currently acting officers of the Guarantor.

(viii) We have not examined and render no opinion regarding any document incorporated by reference into the Relevant Documents (other than the Relevant Documents), and we have assumed, with your permission, that any such document so incorporated does not affect the opinions rendered in this Opinion Letter.

Opinions

Based on the foregoing and in reliance thereon, we are of the opinion, subject to the assumptions, limitations and qualifications set forth herein and based on the laws of the State as they are presently written and interpreted, that:

1. Based solely on the Certificate of Good Standing of the Michigan Department of Licensing and Regulatory Affairs (the “Department”), dated                     , 2011, the Guarantor is a corporation validly incorporated, validly existing and in good standing under the laws of the State, and no Articles of Dissolution appear as filed in the Department’s records.

2. The Guarantor will have the requisite corporate power and corporate authority under State law and its Organization Documents to execute and deliver the Relevant Documents and to consummate the transactions contemplated by, and perform its obligations under, the Relevant Documents.

3. The execution and delivery of the Relevant Documents by the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Guarantor, and the performance of the Guarantor’s obligations thereunder, will be duly authorized by all requisite corporate action on the part of the Guarantor.

4. The execution and delivery of the Relevant Documents by Guarantor and the performance by Guarantor of its obligations thereunder will not conflict with or constitute or result in a breach or default under (or an event which with notice of the passage of time or both would constitute a default under) or result in the creation of a lien or encumbrance under or violation of any of (i) the Organization Documents, or (ii) any law, rule or regulation of the State.

5. No consent, waiver, approval, authorization or order of any court or governmental authority of the State is required pursuant to any laws of the State in connection with a corporation’s execution and delivery of a guaranty or a loan indenture. No consent, waiver,

USF Holland Inc.

                    , 2011

approval or authorization of any regulatory body of the State is required pursuant to any laws of the State in connection with Guarantor’s execution and delivery of the Relevant Documents. Based solely upon the attached Officer’s Certificate, no order of any court of the State is required pursuant to any laws of the State in connection with Guarantor’s execution and delivery of the Relevant Documents.

Limitations and Qualifications

Each of the opinions set forth above is limited by its terms and subject to the assumptions hereinabove stated and is further subject to the following qualifications, exceptions and limitations, none of which shall limit the generality of any other assumption, qualification, exception or limitation.

1. Choice of Law. The opinions expressed herein are limited to the laws of the State and expressly exclude Federal law.

2. Law Considered. Our opinions are based solely on the laws of the State. However, we do not purport to address in this Opinion Letter the effect of any of the following laws on any of the opinions contained herein: law of any subdivision of government of the State; environmental laws and regulations; land use and subdivision laws and regulations; tax laws and regulations; trademark and intellectual property laws and regulations; racketeering laws and regulations; health and safety laws and regulations; labor laws and regulations; “Blue Sky” laws and regulations; antitrust and unfair competition laws and regulations; laws and regulations concerning filing and notice requirements; laws, regulations and policies concerning (i) national and local emergencies, (ii) possible judicial deference to acts of sovereign states, and (iii) criminal and civil forfeiture; other statutes of general application to the extent they provide for criminal prosecution; slum clearance, urban renewal and farm housing; civil rights acts; and the Uniform Relocation Assistance and Real Property Acquisition Policies Act. While we believe these laws are beyond the purview of this Opinion Letter, this qualification is made to avoid any implication otherwise.

3. Reliance. This Opinion Letter is furnished to you in connection with the filing of the Registration Statement and will be incorporated by reference in the Registration Statement. This opinion may not be used, circulated, quoted or otherwise relied upon for any other purpose, except that Kirkland & Ellis LLP may rely upon this opinion to the same extent as if it were an addressee hereof. The use or reliance upon this Opinion Letter by any other person or entity without our prior written consent is strictly prohibited.

4. Consent. We hereby consent to the filing of this Opinion Letter with the Commission as an exhibit to the Registration Statement. We also consent to the reference to our firm under the heading “Legal Matters” in the Registration Statement with respect to the laws of the State. In giving this consent, we do not thereby admit that we are in the category of persons

USF Holland Inc.

                    , 2011

whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

CLARK HILL PLC

USF Holland Inc.

                    , 2011

EXHIBIT A

Organization Documents for

USF Holland Inc.

1. Articles of Incorporation of the Guarantor, as amended from time to time (“Articles”), as certified by the Bureau on April 1, 2008, and certified by the Secretary as of                     , 2011, to be a true and complete copy of the Articles of Incorporation, as amended.

2. Bylaws of the Guarantor (“Bylaws”), as certified by the Secretary of the Guarantor as of                     , 2011 to be a true and complete copy of the Bylaws of the Guarantor.

3. Resolutions (“Resolutions”) of the Board of Directors of the Guarantor dated                     , 2011, as certified by the Secretary as of                     , 2011 to be a true and complete copy of the Resolutions of the Board of Directors of the Guarantor, which Resolutions authorize the execution and delivery of                              by the President, any Vice President, the Treasurer, the Secretary or any Assistant Secretary of the Guarantor.

4. Secretary’s Certificate of                                         , as the Secretary of the Guarantor, dated as of                     , 2011, certifying certain factual matters and the Articles, Bylaws and Resolutions of the Guarantor, attached hereto (the “Officer’s Certificate”).

Exhibit G

Revised Item 8.1 Opinion of Kirkland & Ellis LLP regarding certain tax matters

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June     , 2011

YRC Worldwide Inc.

10990 Roe Avenue

Overland Park, Kansas 66211

Dear YRC Worldwide Inc.:

We are acting as United States tax counsel to YRC Worldwide Inc., a Delaware corporation (the “Company”), and each of the Company’s subsidiaries listed on Schedule I hereto (collectively, the “Guarantors”), in connection with the preparation of the Registration Statement on Form S-1 (as amended or supplemented, the “Registration Statement”) (Registration No. 333-174277) originally filed with the Securities and Exchange Commission (the “Commission”) on May 17, 2011, under the Securities Act of 1933, as amended (the “Securities Act”), by the Company and the Guarantors. The Registration Statement relates to the registration of $140,000,000 in aggregate principal amount of the Company’s 10% Series A Convertible Senior Secured Notes due 2015 (the “Series A Notes”) and $61,918,911 in aggregate principal amount of Series A Notes paid-in-kind in respect of interest on the Series A Notes (the “Additional Series A Notes”), $100,000,000 in aggregate principal amount of the Company’s 10% Series B Convertible Senior Secured Notes due 2015 (the “Series B Notes” and together with the Series A Notes, the “Initial Notes”) and $44,227,794 in aggregate principal amount of Series B Notes paid-in-kind in respect of interest or make whole premium on the Series B Notes (the “Additional Series B Notes” and together with the Additional Series A Notes, the “Additional Notes”, the Additional Notes together with the Initial Notes, the “Notes”), 4,999,999 shares of the Company’s Series B Convertible Preferred Stock, par value $1.00 per share (the “Series B Preferred Stock”), 5,978,390,212 shares of the Company’s common stock, par value $0.01 per share (the “Common Shares”) issuable in respect of the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes and the Series B Preferred Stock, and the guarantees of the Guarantors with respect to the Series A Notes, the Additional Series A Notes, the Series B Notes and the Additional Series B Notes (collectively, the “Guarantees” and together with the Series A Notes, the Additional Series A Notes, the Series B Notes, the Additional Series B Notes, the Series B Preferred Stock and the Common Shares, the “Securities”), as described in the Registration Statement.

YRC Worldwide Inc.

June     , 2011

The issuance of the Initial Notes, the Guarantees in respect of the Initial Notes (collectively, the “Initial Guarantees”) and the Series B Preferred Stock (collectively, the “Initial Securities”) is subject to certain conditions set forth under the caption “The Exchange Offer—Conditions to the Exchange Offer” (the “Closing Conditions”) in the prospectus forming a part of the Registration Statement (the “Prospectus”). In the event the Closing Conditions are satisfied or waived in accordance with the terms of the Prospectus, the Series A Notes and Guarantees in respect of the Series A Notes will be issued pursuant to an indenture (the “Series A Indenture”) dated as of the closing date of the exchange offer as described in the Prospectus (the “Closing Date”) by and among the Company, the Guarantors and U.S. Bank National Association, as trustee (the “Trustee”), the Series B Notes and Guarantees in respect of the Series B Notes will be issued pursuant to an indenture dated as of the Closing Date by and among the Company, the Guarantors and the Trustee (the “Series B Indenture” and together with the Series A Indenture, the “Indentures”), and the Series B Preferred Stock will be issued pursuant to a certificate of designations (the “Certificate of Designations,” together with the Indentures, the “Transaction Documents”) filed with the Secretary of State of Delaware on or before the Closing Date.

Pursuant to the Registration Statement, the Company has offered to exchange claims (the “Exchange Offer”) under the Company’s existing credit agreement (i) with respect to outstanding letters of credit issued under the revolving credit facility (the “LC claims”), (ii) with respect to the outstanding principal amount of term loans, (iii) with respect to the outstanding principal amount of loans issued under the revolving credit facility and (iv) with respect to deferred interest and fees due and outstanding (collectively, the “credit agreement claims”). If the Exchange Offer is consummated, the credit agreement claims will be exchanged for a combination of (A) approximately 3,717,948 shares of Series B Preferred Stock, (B) $140.0 million in aggregate principal amount of Series A Notes, to be allocated among all holders of credit agreement claims other than LC claims on a pro rata basis and (C) subscription rights to all eligible holders of credit agreement claims to purchase for cash on a pro rata basis (subject to oversubscription rights) up to $100.0 million in aggregate principal amount of Series B Notes.

Capitalized terms not otherwise defined herein shall have the same meanings attributed to such terms in the Registration Statement.

You have requested our opinion concerning the discussion set forth in the section entitled “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS” in the Registration Statement. In providing this opinion, we have assumed (without any independent investigation or review thereof) that:

a.	Original documents submitted to us (including signatures thereto) are authentic, documents submitted to us as copies conform to the original documents, and that all

YRC Worldwide Inc.

June     , 2011

such documents have been duly and validly executed and delivered where due execution and delivery are a prerequisite to the effectiveness thereof;

b.	All factual representations, warranties and statements made or agreed to by the parties to the Registration Statement, and other documents relating to the Exchange Offer, are true and accurate as of the date hereof; and

c.	The description of the Exchange Offer in the Registration Statement is accurate, the Exchange Offer will be consummated in accordance with such description, without any waiver or breach of any material provision thereof, and the Exchange Offer will be effective under applicable corporate law.

This opinion is based on current provisions of the United States Internal Revenue Code of 1986 (the “Code”), the United States Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist at the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could adversely affect our conclusion.

Based upon the foregoing, in our opinion, the statements set forth in the Prospectus under the heading “MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS,” insofar as they address the consequences of the Exchange Offer to U.S. holders and Non-U.S. holders and discuss matters of U.S. federal tax law and regulations or legal conclusions with respect thereto, and except to the extent stated otherwise therein, are accurate , subject to the assumptions, qualifications and limitations stated herein and therein.

YRC Worldwide Inc.

June     , 2011

This opinion is furnished to you solely for use in connection with the Registration Statement. We hereby consent to the filing of this opinion as Exhibit 8.1 to the Registration Statement and to the reference to our firm in the Registration Statement. In giving such consent, we do not thereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the SEC thereunder. This opinion is based on facts and circumstances existing on the date hereof.

Very truly yours,

Kirkland & Ellis LLP

YRC Worldwide Inc.

June     , 2011

Schedule I

Subsidiary Guarantors

Exact Name as Specified in its Charter	State of Incorporation or Organization
YRC Inc.	Delaware
Roadway LLC	Delaware
Roadway Next Day Corporation	Pennsylvania
YRC Enterprise Services, Inc.	Delaware
YRC Regional Transportation, Inc.	Delaware
USF Sales Corporation	Delaware
USF Holland Inc.	Michigan
USF Reddaway Inc.	Oregon
USF Glen Moore Inc.	Pennsylvania
YRC Logistics Services, Inc.	Illinois
IMUA Handling Corporation	Hawaii
YRC Association Solutions, Inc.	Delaware
Express Lane Service, Inc.	Delaware
YRC International Investments, Inc.	Delaware
USF RedStar LLC	Delaware
USF Dugan Inc.	Kansas
USF Technology Services Inc.	Illinois
YRC Mortgages, LLC	Delaware
New Penn Motor Express, Inc.	Pennsylvania
Roadway Express International, Inc.	Delaware
Roadway Reverse Logistics, Inc.	Ohio
USF Bestway Inc.	Arizona

YRC Worldwide Inc.

June     , 2011

USF Canada Inc.	Delaware
USF Mexico Inc.	Delaware
USFreightways Corporation	Delaware